FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Plan fiscal year ended December 31, 2012
Commission File Number 1-812

HAMILTON SUNDSTRAND de PUERTO RICO
SAVINGS PLAN
UNITED TECHNOLOGIES CORPORATION
One Financial Plaza
Hartford, Connecticut 06103

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN
Index to Financial Statements
December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the Hamilton Sundstrand de Puerto Rico Savings Plan:
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Hamilton Sundstrand de Puerto Rico Savings Plan (the “Plan”) at December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
Hartford, Connecticut
June 26, 2013

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN
Statements of Net Assets Available for Benefits

	December 31, 2012	December 31, 2011
Assets:
Investments, at fair value	$13,382,265	$11,069,373
Contributions receivable:
Participants’	36,247	32,945
Employer’s	13,294	12,606
Notes receivable from participants	2,582,010	2,277,697
Net assets available for benefits	$16,013,816	$13,392,621

The accompanying notes are an integral part of these financial statements.

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Additions to net assets attributed to:
Investment income:
Interest	$644
Dividends	230,922
Net appreciation in fair value of investments	837,515
Contributions:
Participants’	1,552,268
Employer’s	507,891
Interest income on notes receivable from participants	185,810

Total additions	3,315,050

Deductions from net assets attributed to:
Distributions to participants or beneficiaries	693,855

Total deductions	693,855

Net increase	2,621,195

Net assets available for benefits December 31, 2011	13,392,621

Net assets available for benefits December 31, 2012	$16,013,816

The accompanying notes are an integral part of these financial statements.

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN
Notes to Financial Statements
NOTE 1 - DESCRIPTION OF THE PLAN
General. The Hamilton Sundstrand de Puerto Rico Savings Plan, formerly known as the Sundstrand de Puerto Rico Employee Savings Plan (the “Plan”), is a defined contribution plan, which is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), covering all employees of Hamilton Sundstrand de Puerto Rico, Inc., an indirect subsidiary of United Technologies Corporation (“UTC” or “Employer”). The following is a brief description of the Plan. A complete description of the provisions of the Plan can be obtained by referring to the prospectus and summary plan description as well as the Plan document, which are available from UTC.
Trustee and Recordkeeper. Banco Popular de Puerto Rico, the Plan (“Trustee” or “Recordkeeper”), holds all of the Plan’s assets and performs participant account recordkeeping services.
Contributions and Vesting. Participants may elect to contribute up to $13,000 of pre-tax eligible compensation, as defined, and may make additional after-tax contributions through payroll deductions subject to statutory limits. Participants direct the investment of their contributions into various investment options offered by the Plan. As of December 31, 2012, the Plan offered seven investment options to participants: three growth funds, one income fund, two money market funds and UTC Common Stock.
The company matching contribution is equal to 100 percent of the participant’s eligible contributions from the first 2 percent of base pay, as defined. Employer and participant contributions are deposited into the investment funds in accordance with the participants’ elections.
Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan. Employer contributions, plus actual earnings thereon, become fully vested after three years of eligible service.
Participant Accounts. Based on the participant’s account balance, the Plan allocates interest, dividends, and realized and unrealized gains and losses on investments of the funds directly to each participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Forfeitures are used to reduce the Employer contribution to the Plan. For the year ended December 31, 2012, approximately $13,000 of forfeitures was used to fund UTC’s contributions.
Voting Rights. UTC Common Stock is voted by the Trustee at shareowner meetings of UTC in accordance with the confidential instructions of the participants whose accounts are invested in the stock. All shares of Employer stock for which the Trustee receives voting instructions from participants to whose accounts the shares are allocated are voted in accordance with those instructions. All UTC Common Stock for which the Trustee does not receive timely voting instructions are voted by the Trustee in accordance with the timely instructions it receives with respect to a plurality of the shares.
Notes Receivable from Participants. Participants may elect to borrow from their account balances a minimum of $500 up to a maximum of $50,000 or 50 percent of their account balances, whichever is less, with terms ranging from 1 to 10 years. The interest rate on participant loan withdrawals during 2012 and 2011 was 9 percent.
Payment of Benefits. Generally, on termination of service due to death, disability, or retirement, benefits are paid in a lump sum to a terminating participant. Participants are also eligible for hardship withdrawals in accordance with the Plan document.
NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES
Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting.
New Accounting Pronouncement. In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS,” which is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards (IFRS). The amendments include two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. These amendments do not require any additional fair value measurements. The Plan adopted this new guidance effective December 31, 2012 (see Note 3).

Investment Valuation and Income Recognition. The Plan’s investments are stated at fair value as determined by the Plan Trustee, typically by reference to published market data. See Note 3 for further discussion of how the fair values of the Plan’s investments were determined.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.
Net appreciation (depreciation) in the fair value of investments includes realized and unrealized gains and losses.
Plan Expenses. Administrative expenses, such as trustee, custodial, legal, audit and recordkeeping fees, were paid directly by the Employer in 2012.
Payments of Benefits. Benefit payments to participants or beneficiaries are recorded upon distribution.
Use of Estimates. The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements, and changes therein during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.
Risks and Uncertainties. The Plan provides for various investment options in any combination of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. These risks can be adversely impacted by shifts in the market’s perception of the issuers, changes in interest rates, and global economic conditions. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Subsequent Events. In preparing the accompanying financial statements, the Plan evaluated events occurring December 31, 2012 through the date the financial statements were issued.
NOTE 3 - FAIR VALUE OF INVESTMENTS
The Fair Value Measurements and Disclosures Topic of the FASB Accounting Standards Codification ("ASC") defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s market assumptions. These two types of inputs create the following fair value hierarchy:
Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.
When quoted prices in active markets for identical assets are available, these quoted market prices are used to determine the fair value of investments and the assets are classified as Level 1. In other cases where a quoted market price for identical assets in an active market is either not available or not observable, the fair values are estimated using valuation methodologies based on available and observable market information or by using a matrix pricing model. These financial assets would then be classified as Level 2. If quoted market prices are not available, fair value is determined using an analysis of each investment’s financial performance and cash flow projections. In these instances, financial assets will be classified based upon the lowest level of input that is significant to the valuation. Therefore, financial assets may be classified in Level 3 even though there may be some significant inputs that may be readily available.
The following is a description of the valuation methodologies used for the Plan’s investments measured at fair value, including the general classification of those investments:
Cash and cash equivalents – Money market accounts are valued at the net asset values per share as quoted by such companies or funds as of the valuation date. The money market accounts that are invested in by the Plan are institutional accounts and are commingled. Although not traded on an active market the net asset value per share is observable. Cash is valued at the amounts deposited in the account, plus accrued interest. The money market fund is traded daily without restriction.

Mutual Funds – Shares held in mutual funds are valued at the prices as of the last business day of each period presented.
UTC Common Stock – UTC Common Stock is stated at fair value determined using the closing sales price as of the valuation date.
There have been no transfers in or out of Level 1 and Level 2 fair value measurements during the year ended December 31, 2012.

The following table provides the investments carried at fair value measured on a recurring basis as of December 31, 2012 and December 31, 2011:

	December 31, 2012
	Quoted Prices Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
Cash and cash equivalents	$19,689	$—	$—	$19,689
Money market accounts	—	4,097,971	—	4,097,971
Equities mutual funds	3,998,249	—	—	3,998,249
UTC Common Stock	3,909,335	—	—	3,909,335
Fixed income mutual funds	1,357,021	—	—	1,357,021
Total	$9,284,294	$4,097,971	$—	$13,382,265

	December 31, 2011
	Quoted Prices Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
Cash and cash equivalents	$51,307	$—	$—	$51,307
Money market accounts	—	3,702,476	—	3,702,476
Equities mutual funds	3,155,102	—	—	3,155,102
UTC Common Stock	2,998,664	—	—	2,998,664
Fixed income mutual funds	1,161,824	—	—	1,161,824
Total	$7,366,897	$3,702,476	$—	$11,069,373
NOTE 4 - INVESTMENTS
The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2012	2011
UTC Common Stock, 47,669 and 41,027 shares, respectively	$3,909,335	$2,998,664
DWS Equity 500 Index Fund, 16,350 and 14,753 units, respectively	$2,639,854	$2,101,729
Federated Government Obligations Fund, 3,386,947 and 2,985,908 units, respectively	$3,386,947	$2,985,908
DWS U.S. Bond Index Fund, 124,497 and 105,909 units, respectively	$1,357,021	$1,161,824
Vanguard Small Cap Index Fund, 22,092 and 20,851 units, respectively	$855,849	$695,995
Deutsche Cash Management Fund Institutional, 711,024 and 716,568 units, respectively	$711,024	$716,568
During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $837,515. UTC Common Stock appreciated by $398,416 and mutual fund investments appreciated by $439,099.
NOTE 5 - RELATED-PARTY TRANSACTIONS
The Trustee manages certain Plan investment options. These transactions qualify as exempt party-in-interest transactions.

The Plan holds common shares of UTC, the Plan sponsor, and these qualify as exempt party-in-interest transactions. During the year ended December 31, 2012, the Plan purchased shares of UTC Common Stock in the amount of $1,332,295 including dividends and interest in the amount of $91,368, sold shares of UTC Common Stock in the amount of $820,040, and had net appreciation on the UTC Common Stock in the amount of $398,416. The total value of the Plan’s interest in UTC Common Stock was $3,909,335 and $2,998,664 at December 31, 2012 and 2011, respectively.

NOTE 6 - PLAN TERMINATION
Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances.
NOTE 7 - TAX STATUS
In January 2011, the Governor of Puerto Rico signed into law a new Puerto Rico Internal Revenue Code. This 2011 Puerto Rico Code replaces the 1994 Puerto Rico Code. Certain Plan amendments will be made to be in compliance with the new code. The Puerto Rico Department of Treasury ruled on June 1, 1994 that the Plan qualifies under section 165(a) of the Income Tax Act of 1954 (the “Act”), as amended. Therefore, the related trust is not subject to tax under present Puerto Rico income tax law. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Act, as amended.
In December 2011, the Puerto Rico Treasury Department issued further guidance related to the 2011 Puerto Rico Code. The Puerto Rico Treasury Department issued a list of required modifications that all qualified plans must include through amendment to obtain a favorable determination letter and established specific dates by which the amendments need to be adopted and the plans submitted for qualification. During 2012, the Plan was amended to incorporate the new limits outlined by the Internal Revenue Code for a New Puerto Rico and Technical Amendment (“Act No. 232”) and to be in compliance with the Act No. 232.

SUPPLEMENTAL SCHEDULE
HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012

	(b)	(c)	(d)	(e)
(a)	Identity of issuer, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost value	Current value
*	United Technologies Corporation	Common Stock, $1.00 par value	**	$3,909,335
	DWS Equity 500 Index Fund	Mutual Fund	**	2,639,854
*	Plan Participants	Notes receivable from participants collateralized by participant balances, 9 percent interest, terms ranging from 1 to 10 years	—	2,582,010
	Federated Government Obligations Fund	Money Market Fund	**	3,386,947
	DWS U.S. Bond Index Fund	Mutual Fund	**	1,357,021
	Deutsche Cash Management Fund Institutional	Money Market Fund	**	711,024
	Vanguard Small Cap Index Fund	Mutual Fund	**	855,849
	DWS EAFE Equity Fund Index	Mutual Fund	**	502,546
*	Banco Popular Time Deposit Open Account	Interest-Bearing Cash Account	**	19,689
				$15,964,275

*	Indicates an identified person known to be a party-in-interest to the Plan.
**	Cost has been omitted as investment is participant directed.

SIGNATURE
The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN

Dated: June 26, 2013	By:	/s/ Natalie Morris
Natalie Morris Director, Employee Benefits and Human Resources Systems United Technologies Corporation

EXHIBIT INDEX

(23)	Consent of Independent Registered Public Accounting Firm *

*	Submitted electronically herewith.